SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-33197


                           NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K and Form 10-KSB   [ ] Form 11-K    [ ] Form 20-F
              [ ] Form 10-Q and Form 10-QSB   [ ]  Form N-SAR

              For Period Ended: June 30, 2003

              [ ]  Transition Report on Form 10-K
              [ ]  Transition Report on Form 20-F
              [ ]  Transition Report on Form 11-K
              [ ]  Transition Report on Form 10-Q
              [ ]  Transition Report on Form N-SAR

              For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                           Not Applicable

                                     PART I
                             REGISTRANT INFORMATION

                         WARP Technology Holdings, Inc.
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


               535 West 34 Street, 5th Floor, New York, N.Y. 10001
               ---------------------------------------------------
               (Address of Principal Executive Office) (Zip Code)

                                 (212) 962-9277
               ---------------------------------------------------
               (Registrant's telephone number including area code)



                                     PART II
                             RULE 12b-25(b) AND (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As previously disclosed in the Registrants Form 8-K filed on January 27, 2003, the Registrant closed an acquisition transaction with Spider Software, Inc. ("Spider") whereby the Registrant acquired 100% of the outstanding common stock of Spider. As a result of that transaction, and the change of the Registrant's fiscal year from a calendar year to a fiscal year ended June 30, the Registrant was unable, without unreasonable effort or expense, to complete the accounting work necessary to prepare the consolidated financial statements required for the Registrant's Form 10-KSB for the period ended June 30, 2003 in a timely manner. The Registrant does not have a Chief Financial Officer or a full time accounting staff. Thus, the Registrant requires additional time to properly complete and file its Form 10-KSB for the fiscal year ended June 30, 2003.

     For the reasons set forth above, the Registrant cannot timely file its Annual Report on Form 10-KSB for the fiscal year ended June 30, 2003 without unreasonable effort or expense. The Registrant will file its Form 10-KSB no later than the fifteenth day after the due date of the Form 10-KSB.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     John Gnip, COO and Secretary                (212) 962-9277
     ----------------------------         ------------------------------
               (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                             [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             [ ] Yes  [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         WARP Technology Holdings, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date September 30, 2003


                                                By /s/ John Gnip
                                                   ----------------------------
                                                   John Gnip, COO and Secretary

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. Section 1001).